02040444

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

TI 401(K) SAVINGS PLAN

TEXAS INSTRUMENTS INCORPORATED

12500 TI Boulevard, MS 8658
Dallas, Texas 75243

P. O. Box 660199, MS 8658
Dallas, Texas 75266

Ernst & Young

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Administration Committee
TI 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TI 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

April 27, 2002

0112-0255154

TI 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
	(In thousands)	
Assets		
Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust:		
Cash and cash equivalents	**$ 600**	$ –
TI common stock, at fair value	**1,054,905**	1,893,855
Registered investment companies, at fair value	**111,047**	91,228
Common/collective trusts, at fair value	**194,497**	233,585
Investment Contract Fund, at contract value	**92,223**	83,960
Participant notes receivable	**33,779**	37,483
Dividends and interest receivable	**171**	179
Due from broker	**–**	6,753
Total assets	**1,487,222**	2,347,043
Liabilities		
Due to broker and other	**–**	2,073
Accrued expenses	**215**	–
Net assets available for benefits	**$ 1,487,007**	$ 2,344,970

See accompanying notes.

TI 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001
(In thousands)

Plan interest in Texas Instruments Incorporated Defined Contribution Plan Master Trust investment loss	**$ (729,016)**
Contributions:	
Employee	**33,866**
Employer	**8,363**
Rollover	**6**
	42,235
Deductions from net assets attributed to:	
Benefits paid to participants	**170,266**
Transfer of net assets within Master Trust	**320**
Administrative expenses	**596**
Total deductions	**171,182**
Net decrease	**(857,963)**
Net assets available for benefits:	
Beginning of year	**2,344,970**
End of year	**$ 1,487,007**

See accompanying notes.

1. Description of the Plan

The following description of the TI 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was adopted effective January 1, 1973, by Texas Instruments Incorporated and participating subsidiaries (TI or the Company) and amended and restated effective January 1, 1998. In addition, effective January 1, 1998, the Company adopted the TI U.S. Employees Retirement and Profit Sharing Plan (named TI Contribution and 401(k) Savings Plan effective July 1, 2000; hereafter, the "Contribution and 401(k) Plan"), subject to the approval of the Internal Revenue Service (IRS). Prior to January 1, 1998, each participant was given an election to either remain in the Plan or discontinue participation and have assets representing the value of his or her Plan accounts spun off into the Contribution and 401(k) Plan. Such assets were transferred to the Contribution and 401(k) Plan effective January 5, 1998. The Company closed the Plan to new participants as of December 1, 1997.

During 2000, the Plan was amended, restated, and continued, effective January 1, 1995, to incorporate subsequent amendments to the Plan, to comply with applicable law, and to make certain other changes subject to the approval of the IRS.

By October 27, 2000, TI-Tucson employees who were participants in the Burr-Brown Corporation's Pension Plan (which was merged into the TI Employees Pension Plan effective January 1, 2001) and who elected to continue the accrual of accumulation of credited service under the Burr-Brown Corporation's Pension Plan, could elect, effective January 1, 2001, to become participants in the Plan.

The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administration Committee.

1. Description of the Plan (continued)

Eligibility/Participation

Participants in this Plan are those individuals who were participants in the Plan on December 1, 1997, and who, as of December 12, 1997, elected to continue participation in this Plan and not participate in the Contribution and 401(k) Plan or those TI-Tucson employees who elected to begin participating in the Plan on January 1, 2001. Former participants in this Plan who did elect to participate in the Contribution and 401(k) Plan by December 12, 1997, are ineligible to become a participant in this Plan.

Participants' Accounts

Participants may have one or more of the following accounts within the Plan: a 401(k) Account which consists of 401(k) contributions and rollovers from other qualified plans, an Employer Matched Savings Contribution Account, a Universal Profit Sharing Account, and a Voluntary Employee Contribution Account (VEC). Prior to September 10, 2001, participants may also have had a Tax Credit Employee Stock Ownership Account (TCESOP). This account was merged into the Employer Matched Savings Contributions as of September 10, 2001.

Each participant's 401(k) Account is credited with the participant's deferrals, Employer Matched Savings Contributions, and earnings and losses thereon. Each participant's Universal Profit Sharing Account, TCESOP (prior to September 10, 2001), and VEC are credited with earnings and losses. Allocations of Plan earnings and losses are based on account balances. Expenses of administering the Plan and Trust are deducted from participants' accounts to the extent not paid by the Company.

Contributions

The Plan receives contributions from TI and from eligible TI employees. Participant contributions are made through periodic payroll deductions, which are limited to the lesser of the amount permitted by Plan provisions or the Internal Revenue Code (the Code) limitation ($10,500 for 2001). Such contributions are credited to each participant's 401(k) account.

1. Description of the Plan (continued)

TI matches participating employee deferrals in an amount equal to 50% of the participating employees' deferrals not to exceed an amount equal to 2% of the participating employees' eligible compensation, as defined by the Plan, received by participants during the Plan year (Employer Matched Savings Contributions). For the TI-Tucson participants who elected to participate in this Plan, TI matches participating employee deferrals in an amount equal to 25% of the participating employees' deferrals not to exceed 3.75% of the employees' eligible compensation, as defined by the Plan, received by participants during the Plan year. The Employer Matched Savings Contributions are credited to each participant's 401(k) Account.

Effective January 1, 1999, the Plan was amended such that Company profit sharing contributions shall not be made for Plan years beginning on or after January 1, 1999. Prior to 1999, TI profit sharing contributions were made to a Profit Sharing Account (Universal Profit Sharing Account) in the Plan.

Contributions to the VEC and TCESOP accounts were discontinued as of January 1, 1987.

Investments

Effective January 1, 1998, all investment assets of the Plan were held in various investment accounts of the Texas Instruments Incorporated Defined Contribution Plan Master Trust (Master Trust) under a trust agreement with Bankers Trust Company of the Southwest, a subsidiary of Deutsche Bank, the trustee of the Plan, until November 1, 2001. As of November 1, 2001, Northern Trust Company became the trustee of the Plan and held the Master Trust assets. The plan assets of the Contribution and 401(k) Plan are also held in the Master Trust. The value of the Plan's interest in each Master Trust investment account as of December 31, 2001 and 2000, is presented in Note 3.

Participation percentages in the Master Trust by the Plan and the Contribution and 401(k) Plan are based on the number of units held in each investment account by each plan. Accordingly, interest and dividends and net appreciation (depreciation) in fair value of investments are allocated among the participating plans in the Master Trust based on the respective number of units held by each plan. Administrative expenses are allocated on a per participant basis. Contributions received, benefits paid, and directly attributable expenses of the participating plans effectively increase or decrease the number of units held by each plan.

1. Description of the Plan (continued)

Participants may elect for their assets attributed to all contributions and deferrals to be invested in and transferred among various investment funds currently provided.

Effective October 2, 1995, beginning with the 1994 profit sharing contributions, participants could have elected for their assets attributed to Employer profit sharing contributions to be invested in and transferred among the investment funds currently provided for in the accounts of the Plan. Assets attributed to profit sharing contributions made prior to 1994 were invested in TI common stock and, prior to September 10, 2001, these contributions were required under the terms of the Plan to remain invested in TI common stock. Beginning September 10, 2001, participants could direct that these contributions be invested in any fund option offered by the Plan. Information about the net assets of the Plan and significant components of changes in these net assets relating to TI common stock that were not subject to participant direction is as follows (in thousands):

	December 31	
	2001	**2000**
Non-participant directed net assets attributed to Employer profit sharing contributions invested in TI common stock	$ –	$ 1,014,487

	Year ended December 31, 2001
Changes in non-participant directed net assets attributed to Employer profit sharing contributions invested in TI common stock:	
Dividends, net of expenses	**$ 1,717**
Net depreciation in fair value of investments	**(382,657)**
Benefits paid to participants and others	**(633,547)**
	$(1,014,487)

At December 31, 2001 and 2000, the approximate number of employees participating in the various investment fund options was as follows: 8,791 and 9,756 in TI common stock; 3,100 and 3,415 in the Investment Contract Fund; 7,837 and 8,247 in registered investment companies; and 5,077 and 5,227 in common/collective trusts, respectively.

1. Description of the Plan (continued)

Participant Notes Receivable

All loans to participants issued after January 20, 1993, are included in participant notes receivable. The loans bear interest at prime rate at the time of the loan plus 1%. Loans must be repaid in full within five years and are recorded at the carrying value of participants' loans, which approximates fair value.

Effective August 1, 2001, the Administration Committee approved a change in the loan policy whereby all loans initiated subsequent to July 31, 2001 will become due and payable upon termination of employment.

Effective June 1, 1999, the Administration Committee may authorize a residential loan with a term of not less than five years and not to exceed 30 years to a participant who is not a former employee and who is not on a leave of absence from his or her Plan accounts. A residential loan is a loan, the proceeds of which are used to acquire any dwelling unit, which within a reasonable time is to be used as the principal residence of the participant.

Each loan shall be deducted from a participant's account, as defined in the Plan document, shall be secured by that portion of the participant's vested account balance deducted for the loan, and shall be made for such periods of time, not to exceed five years (except in the case of a residential loan), upon such rate of interest, and subject to other limitations, terms, and conditions as the Administration Committee shall determine. Loans are limited as to the amount of loans for each participant, as described in the Plan document.

Distributions and Vesting

Upon termination of employment because of retirement, permanent disability, or death, the full amount of his or her Plan accounts shall be payable to the participant, or in case of death, to the beneficiary, subject to applicable laws.

Participants are 100% vested in their 401(k) Account, VEC, and Universal Profit Sharing Accounts, and no forfeitures of a vested interest in such accounts shall take place for any reason under this Plan. Upon termination of employment of any participant for any reason other than death, the participant shall be entitled to receive the full amount of his or her 401(k) Account, VEC Account, and Universal Profit Sharing Account.

1. Description of the Plan (continued)

Withdrawals

Effective July 1, 2000, a participant shall have the right to withdraw an amount from his or her 401(k) Account or VEC Account on or after the earlier of his or her (i) attainment of age 59 1/2 years or (ii) becoming entitled to a distribution in accordance with the Plan provisions. A withdrawal must equal at least the lesser of $500 or the entire amount available for withdrawal.

Effective April 3, 2002, a participant shall have the right to withdraw any amounts from his or her VEC account at any time with a minimum withdrawal amount of $500 or 100% of the account balance.

Certain limitations on withdrawals are described in the Plan document.

Transfers within Master Trust

An employee who has incurred a break in credited service, as defined in the Plan document, shall not participate in this Plan during the break in credited service. Former participants and employees who have satisfied the requirements for participation in the Plan prior to incurring a break in credited service and who again become an employee shall not be eligible to again participate in this Plan. Upon rehire, such employee's Plan accounts shall be transferred to and the employee shall begin participating in the Contribution and 401(k) Plan. Included in the Statement of Changes in Net Assets Available for Benefits are transfer amounts from the Plan to the Contribution and 401(k) Plan representing the participant account balances of employees whom the Company has rehired.

Termination of the Plan

While there is no intention to do so, TI may discontinue the Plan by giving written notice to the Administration Committee and Plan trustee, subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

The investments are valued using quoted market prices for TI common stock and current fair market values of the underlying assets for the remaining investments, except for the investments in the Investment Contract Fund, which are valued at contract value. Contract value represents contributions made plus interest at a guaranteed contract rate, less Plan expenses, and approximates fair value.

The Investment Contract Fund invests in guaranteed investment contracts (with various insurance companies) and synthetic guaranteed investment contracts. The synthetic guaranteed investment contracts consist of investments held by the Plan in bond portfolios and other fixed income securities that have a wrapper contract issued by various insurance companies and financial institutions. For the year ended December 31, 2001, the rate at which interest accrued to contracts within the Fund ranged from 4.08% to 6.42%, and the internal rate of return for contracts within the Fund was 5.88%. The fair value calculated for contracts within the Investment Contract Fund for the Master Trust at December 31, 2001 and 2000 was $180.3 million and $164.8 million, respectively. See Note 3 for the Plan's participating interest. The estimated fair values of these contracts have been determined by Northern Trust Company using available market information and valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Certain contracts are subject to adjustment upon early termination.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Interest in Master Trust

Effective January 1, 1998, all of the Plan's investments were in the Master Trust, which was established for the investment of assets of the Plan and the Contribution and 401(k) Plan sponsored by TI (see Note 1). The two participating plans have an undivided interest in the Master Trust. At December 31, 2001 and 2000, the Plan's percentage interest in the net assets of the Master Trust was approximately 48% and 51%, respectively.

The following table presents the fair values of the investments, except for the Investment Contract Fund, which is presented at contract value, for the Master Trust and the Plan's percentage interest therein, as of December 31:

	2001		2000	
	Total Master Trust Account Value	Plan's Participating Interest	Total Master Trust Account Value	Plan's Participating Interest
	(In thousands)		*(In thousands)*	
Texas Instruments Incorporated Defined Contribution Plan Master Trust:				
TI common stock	**$ 2,070,640**	**51%**	$ 3,600,478	53%
Registered investment companies	**259,768**	**43%**	216,419	42%
Common/collective trusts	**501,235**	**39%**	572,397	41%
Investment Contract Fund	**179,926**	**51%**	161,590	52%
	$ 3,011,569		$ 4,550,884	

0112-0255154

3. Interest in Master Trust (continued)

The following table presents investment income for the Master Trust for the year ended December 31, 2001 (in thousands):

Net depreciation in fair value of TI common stock	**$ (1,412,750)**
Net appreciation in fair value of registered investment companies	**6,051**
Net depreciation in fair value of common/collective trusts	**(18,139)**
Interest and dividends	**8,015**
	$ (1,416,823)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated June 21, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

EXHIBITS

Designation of Exhibit in this Report	Description of Exhibit
23	Consent of Independent Auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TI 401(K) SAVINGS PLAN

By: William A Aylesworth

William A. Aylesworth
Chairman, Administration Committee

Date: June 26, 2002

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-54615) pertaining to the TI 401(k) Savings Plan of Texas Instruments Incorporated of our report dated April 27, 2002, with respect to the financial statements of the TI 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

ERNST & YOUNG LLP

Dallas, Texas
June 26, 2002